UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 12)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

One new sentence is hereby added to the end of the subsection entitled “—Tender Offer” on page 2:

“On December 30, 2022, Purchaser, Parent and Guarantor extended the Offer to 5:00 p.m., Eastern Time, on January 17, 2023, unless further extended.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The subsection of Item 3 of the Schedule 14D-9 entitled “—Arrangements with Purchaser, Parent and their Affiliates—Merger Agreement” is hereby amended and supplemented by adding the following paragraphs:

“As previously described, the Merger Agreement may be terminated by either party, subject to certain exceptions, if any of the Offer conditions are not satisfied or waived by Purchaser, to the extent waivable, on or before the End Date. On December 30, 2022, the Company, Purchaser and Parent entered into Amendment No. 4 to the Merger Agreement to extend the End Date from one minute past 11:59 p.m., Eastern Time, on December 30, 2022 to one minute past 11:59 p.m., Eastern Time, on January 31, 2023 and to make certain related amendments. The purpose of the Amendment No. 4 is to provide the Parties with additional time to address the Foreign Investment Condition of the Offer, in view of the previously disclosed interim order of CFIUS.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“Amendment No. 4 to Merger Agreement

On December 30, 2022, the Company, the Parties entered into Amendment No. 4 (“Amendment No. 4”) to the Merger Agreement.

Amendment No. 4 extends the End Date of the Merger Agreement from one minute past 11:59 p.m., Eastern Time, on December 30, 2022 to one minute past 11:59 p.m., Eastern Time, on January 31, 2023. The purpose of the Amendment No. 4 is to provide the Parties with additional time to address the Foreign Investment Condition of the Offer, in view of the previously disclosed interim order of CFIUS. The Parties continue to engage with CFIUS to help facilitate its review of the proposed Transactions. CFIUS has confirmed to the Parties that it has determined that mitigation measures would be available and in discussions with the Parties indicated a draft National Security Agreement setting forth such mitigation measure would be sent to the Parties. Amendment No. 4 also makes certain other related amendments, as further described in the exhibit attached hereto.

Extension of Tender Offer Until January 17, 2023

On December 30, 2022, Purchaser, Parent and Guarantor extended the Offer to 5:00 p.m., Eastern Time, on January 17, 2023, unless further extended. The Offer was previously set to expire at 5:00 p.m., Eastern Time, on December 30, 2022.”

Item 9. Exhibits.

Exhibit No.	Description

(e)(19)	Amendment No. 4 to Agreement and Plan of Merger, dated December 30, 2022 (incorporated by reference to Exhibit (d)(12) to the Schedule TO/A filed by Guarantor, Parent and Purchaser on December 30, 2022).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Darlene Deptula-Hicks
Name: Darlene Deptula-Hicks
Title: Chief Financial Officer

Dated: December 30, 2022

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